40-33

811-00816
Branch 18

American Century
Investments

FEDERAL EXPRESS

08015846

September 10, 2008

SEC Mail Processing
Sec...

SEP 11 2008

Washington, DC
111

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM")
American Century Mutual Funds, Inc.
d/b/a American Century Ultra Fund

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the following document:

> Complaint filed by plaintiff in the case styled as Laura Seidl, v. American Century Companies, Inc., et al

Please acknowledge receipt of this filing by file-stamping the enclosed extra copy of this letter and returning it to me in the envelope provided. Please call me at (816) 340-4047 if you have any questions or concerns regarding this filing.

Very truly yours,

Jennie Clarke /CE

Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services, LLC

PROCESSED
SEP 24 2008
THOMSON REUTERS

MVC:ce

CRYSTAL G. HOWARD (SBN 224627)
SIMMONSCOOPER LLC
100 N. Sepulveda Blvd., Suite 1350
El Segundo, California 90245
Telephone: 310-322-3555
Facsimile: 310-322-3655
choward@simmonscooper.com

Attorney for Plaintiff
[Additional Counsel Listed on Signature Page]

FILED 08 AUG 28 PM

RICHARD W. WIEKING CLERK, U.S. DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA

E-filing

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN FRANCISCO DIVISION

EMC

LAURA SEIDL, individually, derivatively and on behalf of all others similarly situated, Plaintiff, - against - AMERICAN CENTURY COMPANIES, INC., AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., JAMES E. STOWERS, JR., JONATHAN S. THOMAS, THOMAS A. BROWN, ANDREA C. HALL, DONALD H. PRATT, GALE A. SAYERS, M. JEANNINE STRANDJORD, TIMOTHY S. WEBSTER, WILLIAM M. LYONS, MARK MALLON, WADE SLOME, BRUCE WIMBERLY, and JERRY SULLIVAN, Defendants, - and - AMERICAN CENTURY MUTUAL FUNDS, INC., doing business as AMERICAN CENTURY ULTRA FUND, Nominal Defendant.	CASE NO. CV 08 4117 **VERIFIED CLASS ACTION AND DERIVATIVE COMPLAINT** **and** **JURY DEMAND**

ORIGINAL

Plaintiff alleges:

OVERVIEW

1. This lawsuit arises from criminal acts committed by the defendants ("Defendants") when they unlawfully invested money entrusted to them by the plaintiff ("Plaintiff") in an illegal gambling business. These unlawful investments suffered significant losses when the government began arresting principals of the gambling enterprises during a law enforcement crackdown beginning in the summer of 2006.

2. Plaintiff is a shareholder in nominal defendant American Century Mutual Funds, Inc., through its American Century Ultra Fund (the "Ultra Fund").

3. The Ultra Fund illegally invested, repeatedly and over a significant period of time, in an entity or entities whose primary business constituted illegal gambling under both federal law and the law of one or more of the United States. The market value of these investments plummeted when law enforcement officials began arresting principals of, and otherwise targeting for prosecution such illegal gambling businesses. That, in turn, resulted in injury to investors like Plaintiff who had invested in the Ultra Fund, because the value of their investments in the Ultra Fund is based on the net asset value of the Ultra Fund.

4. Defendants are the individuals and entities responsible for causing the Ultra Fund to make the illegal investments that led to Plaintiff's injuries.

5. Plaintiff assert claims under the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. §§ 1961-68 ("RICO"), as well as common law claims for breach of fiduciary duty and negligence.

6. Defendants, each of whom is a person or entity employed by or associated with the Ultra Fund, conducted the affairs of the fund through a pattern of racketeering. Specifically, each of the Defendants knowingly developed and implemented (or conspired to develop and implement) an investment strategy pursuant to which the Ultra Fund was caused repeatedly and over a significant period of time to purchase shares in an "illegal gambling business" as that term is used in 18 U.S.C. § 1955, which makes it a felony to "own all or part of an illegal gambling business." By causing the Ultra Fund to purchase stock in an illegal gambling business, Defendants caused the fund to become an owner of an illegal gambling business and thereby to violate 18 U.S.C. § 1955.

7. A violation of 18 U.S.C. § 1955 is a predicate crime under RICO. 18 U.S.C. § 1961(1)(B). Thus, by causing the Ultra Fund to purchase stock of an illegal gambling business repeatedly and over a significant period of time, Defendants conducted the affairs of the Ultra Fund through a pattern of racketeering in violation of 18 U.S.C. § 1962(c). They also conspired to violate 18 U.S.C. §1962(c) within the meaning of 18 U.S.C. § 1962(d).

8. In addition to violating RICO, Defendants breached their common law fiduciary duties and their duty of care to the shareholders who invested in the Ultra Fund. Accordingly, Plaintiff also asserts common law claims for breach of fiduciary duty and negligence.

9. Because Defendants' wrongdoing injured numerous investors in the Ultra Fund in exactly the same way, this action is brought as a class action.

10. Moreover, because Defendants' unlawful conduct injured the Ultra Fund itself, Plaintiff has named the Ultra Fund as a nominal defendant, and Plaintiff asserts derivative claims on behalf of the Ultra Fund.

THE PARTIES

Plaintiff

11. Plaintiff Laura Seidl ("Plaintiff") is a resident of New York, New York. She first acquired shares in the Ultra Fund prior to 2005 for investment purposes.

12. Plaintiff seeks to represent a class of investors in the Ultra Fund (the "Class") who first purchased their shares in the Ultra Fund before July 17, 2006 and still held shares after July 17, 2006 (the "Class Period"). Plaintiff also sues derivatively on behalf of the Ultra Fund.

Nominal Defendant

13. Nominal defendant American Century Mutual Funds, Inc. is a corporation organized under the laws of the State of Maryland. It has a principal place of business at 4500 Main Street, Kansas City, Missouri 64111.

Defendants

14. Defendant American Century Companies, Inc. ("ACC") is an investment management company that controls the Ultra Fund through its subsidiary, American Century Investment Management, Inc. ("ACIM"), and through its selection and appointment of the executives and the entire board of directors of the Ultra Fund. ACC has a principal place of business at 4500 Main Street, Kansas City, Missouri 64111. ACC and its subsidiary companies claim in their corporate Website that as "a global provider of investment management products

and services, American Century has offices in New York, Singapore and the San Francisco/Bay Area, with headquarters in Kansas City, Missouri." It maintains an Investor Center at 1665 Charleston Road, Mountain View, California 94043.

15. Defendant ACIM serves as the investment adviser to dozens of investment companies controlled by ACC, including the Ultra Fund named as nominal defendant herein. ACIM was responsible for management of the Ultra Fund and implementing the investment strategy complained of herein on behalf of the Ultra Fund. ACIM has a principal place of business at 4500 Main Street, Kansas City, Missouri 64111.

16. Defendant James E. Stowers ("Stowers") is Chairman of the Ultra Fund, a director and controlling shareholder of ACC, and a director of ACIM. Stowers is responsible for overseeing the investment strategy complained of herein on behalf of the Ultra Fund.

17. Defendant Jonathan S. Thomas ("Thomas") is the President and Chief Executive Officer of the Ultra Fund and has been since January 2007. He was the Executive Vice President of the Ultra Fund from November 2005 through February 2007. Thomas exercised operational or managerial oversight over the portfolio holdings of the Ultra Fund, including the investment strategy complained of herein.

18. Defendants Thomas A. Brown ("Brown"), Andrea C. Hall ("Hall"), Donald H. Pratt ("Pratt"), Gale A. Sayers ("Sayers"), M. Jeannine Strandjord ("Strandjord"), and Timothy S. Webster ("Webster") (collectively and together with Stowers and Thomas, the "Directors") are members of the board of directors of the Ultra Fund. Each of the Directors allowed the Ultra Fund to invest or continue its investments in an illegal gambling business. Each of the Directors had a fiduciary duty to act in the best interests of the shareholders of the Ultra Fund. To an even greater degree than the directors of corporations that are not mutual funds, the directors of mutual funds are responsible for protecting the funds they serve under a unique watchdog role.

19. Defendant William M. Lyons ("Lyons") was President of the Ultra Fund from September 2000 through January 2007. Lyons also served as the Chief Executive Officer of ACC from September 2000 through January 2007. He was primarily responsible for the day-to-

day management of the Ultra Fund and implementing the investment strategy complained of herein on behalf of the Ultra Fund.

20. Defendant Mark Mallon ("Mallon") at all relevant times was the Executive Vice President and Chief Investment Officer of the Ultra Fund. He was responsible for day-to-day management of the Ultra Fund and for implementing the investment strategy complained of herein on behalf of the Ultra.

21. Defendants Wade Slome ("Slome"), Bruce Wimberly ("Wimberly") and Jerry Sullivan ("Sullivan") at all relevant times were the co-portfolio managers of the Ultra Fund. They were responsible for developing and implementing the investment strategy complained of herein on behalf of the Ultra Fund.

JURISDICTION AND VENUE

22. This Court has jurisdiction over this action pursuant to 28 U.S.C. §§ 1331 (federal question), 1337 (commerce regulation) and 1367(a) (supplemental jurisdiction) and 18 U.S.C. § 1964 (RICO).

23. Venue is proper in this district pursuant to 28 U S.C. § 1391 and 18 U.S.C. § 1965 (RICO) because some of the acts and practices complained of herein occurred in substantial part within this district and because one or more Defendants reside, has an agent, or transacts their affairs within this district.

24. In connection with the acts and omissions alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including without limitation, the mails, interstate telephone communications, the Internet, and the facilities of the national securities markets and exchanges.

FACTS COMMON TO ALL CLAIMS

25. Each of the Defendants is a person employed by or associated with the Ultra Fund.

26. Each of the Defendants had operational or managerial control over the Ultra Fund.

27. Each of the Defendants knowingly developed and implemented (or conspired to develop and implement) an investment strategy pursuant to which the Ultra Fund was caused repeatedly and over a significant period of time to purchase shares in an "illegal gambling business" as that term is used in 18 U.S.C. § 1955. By causing the Ultra Fund to purchase stock in an illegal gambling business, Defendants caused the fund to become an owner of an illegal gambling business in violation of 18 U.S.C. § 1955.

28. Each of the Defendants agreed to cause, and participated in a scheme to cause, the Ultra Fund to purchase stock in an illegal gambling business.

29. Pursuant to the foregoing agreement and scheme, one or more of the Defendants did in fact cause the Ultra Fund repeatedly and over a significant period of time or in an open-ended scheme, to purchase stock in an illegal gambling business which was illegal under federal law and the laws of one or more of the United States.

30. The Ultra Fund is an open-ended investment company whose activities affect interstate or foreign commerce.

31. The Ultra Fund is an enterprise within the meaning of RICO.

32. Section 1955 of Title 18 makes it unlawful to "finance ... or own all or part of an illegal gambling business."

33. One who purchases stock of a gambling business finances and becomes a part owner of such business. Thus, each time the Ultra Fund purchased stock of an illegal gambling business, it violated Section 1955 of the Criminal Code.

34. Defendants caused the Ultra Fund repeatedly to violate 18 U.S.C. § 1955 within a ten-year period by causing the Ultra Fund to purchase shares of an "illegal gambling business" within the meaning of § 1955.

35. In causing the Ultra Fund to purchase stock of an illegal gambling business, each of the Defendants exercised operational or managerial control over the Ultra Fund.

36. At the time Defendants caused the Ultra Fund to purchase stock in an illegal gambling company, such company was an illegal gambling business because the business of the company (a) violated the laws of one or more of the United States; (b) involved five or

more persons who conduct, finance, manage, supervise, direct, or own all or part of such business; and (c) had been or remained in substantially continuous operation for a period in excess of thirty days or had a gross revenue of $2,000 in any single day.

37. Defendants' activities causing the Ultra Fund to make investments in an illegal gambling business constituted an open-ended, continuous pattern of racketeering activity under 28 U.S.C. § 1962(c).

38. Defendants conducted or caused to be conducted, or were reckless in failing to conduct or to cause to be conducted, due diligence before the Ultra Fund purchased stock in an illegal gambling business. Accordingly, Defendants each knew, or is deemed to have known, that they were causing the Ultra Fund to purchase stock of a company that was engaged in illegal gambling activities.

39. In or about 2006, federal and state law enforcement agencies began a crackdown on illegal gambling businesses such as the one in which Defendants had caused the Ultra Fund to invest. As a result, the stock price of the illegal gambling business which the Ultra Fund owned fell substantially, particularly as the market re-priced the value of the shares of the illegal gambling business to exclude in whole or in part revenues derived from activities which violated federal law and the laws of one or more of the United States.

40. As a proximate result of Defendants' acts in causing the Ultra Fund to invest in an illegal gambling business, Plaintiff was injured.

41. Each purchase of shares by the Ultra Fund in the gambling company caused the Ultra Fund to own all or part of an illegal gambling business.

42. Each purchase of shares by the Ultra Fund in the gambling company caused the Ultra Fund to finance an illegal gambling business.

43. In addition to conducting or participating in the conduct of the Ultra Fund's activities through a pattern of racketeering, Defendants also agreed and conspired to violate 18 U.S.C. § 1962(c) by conducting or participating in the conduct of the affairs of the Ultra Fund through a pattern of racketeering activity within the meaning of 18 U.S.C. § 1962(d). Specifically:

(a) Defendants agreed to cause the Ultra Fund to invest in an illegal gambling business.

(b) In furtherance of such conspiracy, Defendants caused the Ultra Fund to make investments in an illegal gambling business.

44. Plaintiff has been injured in his or her business or property through Defendants' violation of 18 U.S.C. § 1962.

45. Plaintiff's injuries were proximately caused by Defendants' racketeering activities and the overt acts taken in furtherance of Defendants' racketeering conspiracy.

46. Plaintiff's injuries were the foreseeable, direct and natural consequence of unlawful investments in an illegal gambling business.

47. Defendants' actions breached their fiduciary duties to the Ultra Fund.

48. Defendants' actions also breached their fiduciary duties to each of the shareholders of the Ultra Fund.

49. Defendants' actions also constituted negligence in that they breached a duty of care owed to the Ultra Fund.

50. Defendants' actions also constituted negligence in that they breached a duty of care owed to each of the shareholders of the Ultra Fund.

51. Plaintiff has been injured as a result of Defendants' breaches of fiduciary duties and negligence.

52. Nominal defendants the Ultra Fund has been injured as a result of Defendants' racketeering, breach of fiduciary duty and negligence.

ALLEGATIONS COMMON TO ALL DERIVATIVE CLAIMS

53. With respect to all derivative claims alleged herein, no demand for relief has been made because:

(a) The Directors have disabling interests and lack independence because they are accused herein of criminal and civil wrongs; and

(b) any demand would be futile because granting such demand would be tantamount to an admission of criminal liability and substantial civil liability by the Directors; and

(c) the Directors constitute eight of the nine directors on the board of the Ultra Fund.

54. To an even greater degree than directors of ordinary corporations, mutual fund directors, including Directors herein, are responsible for protecting the mutual funds' investors under a unique watchdog role. Thus, each of the Directors had a special duty to ensure that the Ultra Fund over which they served a watchdog role did not invest in illegal gambling businesses.

55. Directors also had a duty to ensure that the Ultra Fund had proper control mechanisms to ensure that it did not make any investments in any illegal gambling businesses.

56. As part of its role as investment adviser, ACC selects the persons who serve on the Ultra Fund's board of directors, including Directors herein. Accordingly, the relationship between ACC, ACIM, the Directors and the Ultra Fund is fraught with conflicts of interest.

57. Because a demand in this case would require the Directors to cause the Ultra Fund to sue ACC, ACIM and the Directors, the Directors are inherently conflicted from exercising independent and disinterested business judgment.

58. Therefore, pre-suit demand upon the Directors would have been futile because the Directors of the Ultra Fund could not have properly exercised his or her independent and disinterested business judgment in responding to a demand. Not only were they exposed to civil and criminal liability, but the relationship between the Directors, ACC, ACIM and the Ultra Fund creates a potential conflict of interest that creates a strong presumption against board independence and disinterest.

59. The majority of the board of directors of the Ultra Fund has a disabling interest and lack independence as set forth above.

(a) Directors served as directors of the Ultra Fund during the time that Defendants caused the Ultra Fund to invest in an illegal gambling business.

(b) Directors constitute eight out of nine directors on the board of directors of the Ultra Fund.

(c) Directors each face a substantial threat of personal civil and criminal liability for causing, allowing for, or permitting the investments in an illegal gambling business.

60. Directors lack the capacity to make independent and disinterested business judgments in deciding whether to sue themselves, ACC, ACIM, Lyons, Mallon, Slome, Wimberly and Sullivan for the criminal activity alleged herein.

61. Plaintiff was a shareholder of the Ultra Fund at the time of the transactions of which she complains.

62. Plaintiff is still a shareholder in the Ultra Fund.

63. This action is not a collusive one to confer jurisdiction on this Court which it would not otherwise have.

64. Plaintiff will fairly and adequately represent the interests of the shareholders of the Ultra Fund.

65. With respect to all derivative claims alleged herein, no effort has been made to obtain the desired action from the board of directors of the Ultra Fund because (a) Directors, who are disinterested, constitute eight of the nine directors on the board of directors of the Ultra Fund; and (b) any such efforts would be futile because granting such action would be tantamount to an admission of criminal liability and substantial civil liability by Directors.

CLASS ALLEGATIONS

66. Plaintiff seeks to represent a class of investors in the Ultra Fund who purchased one or more shares in the Ultra Fund during the Class Period.

67. Excluded from the Class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns, and any entity in which Defendants have or had a controlling interest.

68. The requirements of Fed. R. Civ. P. 23(a) are met because:

(a) The members of the Class are so numerous that joinder of all members is impracticable.

(b) There are questions of law and fact common to the Class, including whether:

(i) Defendants' acts and conduct as alleged herein violated RICO;

(ii) Defendants breached their fiduciary and other duties to Plaintiff;

(iii) Defendants committed negligence;

(iv) Defendants' wrongful conduct proximately caused injury to Plaintiff; and

(v) Defendants are required to forfeit all fees, commissions or other profits received from the time that they first violated their fiduciary duties to Plaintiff.

(c) Plaintiff's claims are typical of the claims of the members of the Class because all members of the Class were injured by Defendants' wrongful conduct in exactly the same way.

(d) Plaintiff will fairly and adequately protect the interests of the Class because Plaintiff's attorneys are qualified, experienced, and generally able to conduct the proposed litigation. Moreover, Plaintiff has no interests antagonistic to those of the Class.

69. The requirements of Fed. R. Civ. P. 23(b)(3) are met because:

(a) A class action is superior to all other available methods for the fair and efficient adjudication of this controversy because:

(i) The Class members' individual interests are small, such that they would have no interest in individually controlling the prosecution of separate actions;

(ii) No other litigation concerning this controversy has been commenced;

(iii) It would be desirable to concentrate the litigation of these claims in this forum; and

(iv) It is unlikely that there will be significant difficulties in managing this case as a class action.

FIRST CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(CIVIL RICO, 18 U.S.C. § 1962(C))

70. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

71. This claim is brought by Plaintiff individually and on behalf of the Class pursuant to RICO, 18 U.S.C. §§ 1961, *et seq.*, against Defendants.

72. The Ultra Fund is an enterprise engaged in and whose activities affect interstate and foreign commerce. Defendants are the Directors, investment advisers and executives of the Ultra Fund and therefore occupy managerial or operational positions with respect to the racketeering acts alleged herein.

73. Defendants agreed to and did conduct or participate in the conduct of the Ultra Fund's affairs through a pattern of racketeering activity and for the unlawful purpose of investing in illegal gambling businesses in violation of 18 U.S.C. § 1962(c).

74. Pursuant to and in furtherance of their unlawful scheme, Defendants committed multiple racketeering acts by making numerous investments in an illegal gambling business on several occasions extending over a year.

75. The foregoing acts constitute a pattern of racketeering activity pursuant to 18 U.S.C. § 1961(5).

76. As a direct and proximate result of the Defendants' racketeering activities and violations of 18 U.S.C. § 1962(c), Plaintiff and the Class have been injured in their business and property.

SECOND CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(CIVIL RICO, 18 U.S.C. § 1962(d))

77. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

78. This claim is brought by Plaintiff individually and on behalf of the Class pursuant to RICO, 18 U.S.C. §§ 1961, *et seq.*, against Defendants.

79. Each Defendant violated 18 U.S.C. § 1962(d) by conspiring and agreeing to conduct or participate in the conduct of the Ultra Fund's affairs through a pattern of racketeering activity and for the unlawful purpose of investing in illegal gambling businesses, in violation of 18 U.S.C. § 1962(c).

80. Pursuant to and in furtherance of their unlawful conspiracy, one or more Defendants committed one or more overt acts in furtherance of the conspiracy.

81. As a direct and proximate result of Defendants' conspiracy and the overt acts in furtherance of such conspiracy, Plaintiff and the Class have been injured in their business and property.

THIRD CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(BREACH OF FIDUCIARY DUTY)

82. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

83. This claim is brought by Plaintiff individually and on behalf of the Class against all Defendants.

84. Defendants owe a fiduciary duty to the Ultra Fund's shareholders.

85. Defendants have breached their fiduciary duties to Plaintiff and the Class by causing the Ultra Fund to invest in an illegal gambling business.

86. Plaintiff and the Class have been injured as a direct, proximate and foreseeable result of such breach on the part of Defendants and have suffered substantial damages thereby, including the loss in value of their investments and the payment, directly or indirectly, of

commissions, fees and other compensation received by Defendants from the time that they first breached their fiduciary duties to Plaintiff and the Class.

87. Plaintiff, individually and on behalf of the Class, also seeks special injuries not belonging to the Ultra Fund. In particular, Plaintiff and the Class seek the recoupment of fees, commissions and other compensation that Plaintiff and each Class member paid to Defendants.

FOURTH CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(NEGLIGENCE)

88. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

89. This claim is brought by Plaintiff individually and on behalf of the Class against all Defendants.

90. Defendants owe a duty to the Ultra Fund's shareholders to exercise reasonable care with respect the Ultra Fund's investments.

91. Defendants breached their duty of care to the Ultra Fund's shareholders by causing the Ultra Fund to invest in an illegal gambling business.

92. As a proximate result of Defendants' negligence, Plaintiff and the Class have been damaged.

FIFTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(CIVIL RICO, 18 U.S.C. § 1962(c))

93. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

94. This claim is brought by Plaintiff derivatively on behalf of the Ultra Fund pursuant to RICO, 18 U.S.C. §§ 1961(c), against Defendants separately and distinctly from her claims individually and on behalf of the Class only to the extent that the claims and relief sought herein belong to the Ultra Fund and not to the Class.

95. As a direct and proximate result of Defendants' racketeering activities and violations of 18 U.S.C. § 1962(c), the Ultra Fund has been injured in its business and property.

SIXTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(CIVIL RICO, 18 U.S.C. § 1962(d))

96. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

97. This claim is brought by Plaintiff derivatively on behalf of the Ultra Fund pursuant to 18 U.S.C. § 1961(d), against Defendants separately and distinctly from her claims individually and on behalf of the Class only to the extent that the claims and the relief sought herein belong to the Ultra Fund and not to the Class.

98. As a direct and proximate result of Defendants' conspiracy and the overt acts in furtherance of such conspiracy, the Ultra Fund has been injured in its business and property.

SEVENTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(BREACH OF FIDUCIARY DUTY)

99. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

100. This claim is brought by Plaintiff on behalf of the Ultra Fund against Defendants separately and distinctly from Plaintiff's claims individually and on behalf of the Class only to the extent that the claims and relief sought herein belong to the Ultra Fund and not to the Class.

101. Defendants have breached their fiduciary duties to the Ultra Fund by causing the Ultra Fund to invest in an illegal gambling business.

102. The Ultra Fund has been injured as a direct, proximate and foreseeable result of such breach on the part of Defendants and has suffered substantial damages thereby.

EIGHTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(NEGLIGENCE)

103. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

104. This claim is brought by Plaintiff on behalf of the Ultra Fund against Defendants separately and distinctly from Plaintiff's claims individually and on behalf of the Class only to the extent that the claims and relief sought herein belong to the Ultra Fund and not to the Class.

105. The Ultra Fund has been injured as a direct, proximate and foreseeable result of Defendants' negligence and has suffered substantial damages thereby.

NINTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(WASTE)

106. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

107. This claim is brought by Plaintiff on behalf of the Ultra Fund against Defendants separately and distinctly from Plaintiff's claims individually and on behalf of the Class only to the extent that the claims and relief sought herein belong to the Ultra Fund and not to the Class.

108. Defendants each had a duty to the Ultra Fund to prevent waste of the Ultra Fund's assets.

109. Defendants each breached their duties to prevent the waste of the Ultra Fund's assets.

110. The Ultra Fund has been injured as a direct, proximate and foreseeable result of such breach on the part of the Defendants and has suffered substantial damages thereby.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays that, upon the trial of this action, Plaintiff recover for herself, on behalf of the Class, on behalf of nominal defendant the Ultra Fund, from each Defendant, jointly and severally, as follows:

a) Compensatory damages for individual shareholders representing the reduction in value of their investments resulting from Defendants' wrongful conduct;

b) Compensatory damages for the Ultra Fund representing the reduction in value of its investments resulting from Defendants' wrongful conduct;

c) Forfeiture and disgorgement of any commissions, fees or profits received by Defendants from the time of their first wrongful conduct;

d) Treble damages;

e) Punitive damages;

f) Recovery of Plaintiff's attorneys' fees, expert witness fees, and costs and disbursements of suit;

g) Pre-judgment and post-judgment interest; and

h) Such other and further relief to which Plaintiff is deemed entitled by the Court and/or the jury.

JURY DEMAND

Plaintiff demands a trial by jury on all issues to triable.

Dated: August 18, 2008

Crystal G. Howard (SBN 224627)
John Bruegger (SBN 250494)
SIMMONSCOOPER LLC
100 N. Sepulveda Blvd., Suite 1350
El Segundo, California 90245
Telephone: 310-322-3555
Facsimile: 310-322-3655
choward@simmonscooper.com
jbruegger@simmonscooper.com

- and –

Kenneth J. Brennan
SIMMONSCOOPER LLC
707 Berkshire Blvd.
East Alton, Illinois 62024
Telephone: 618-259-2222—Phone
kbrennan@simmonscooper.com

and

Thomas I. Sheridan, III
HANLY CONROY BIERSTEIN
SHERIDAN FISHER & HAYES, LLP
112 Madison Avenue
New York, NY 10016-7416
Telephone: 212-784-6400
tsheridan@hanlyconroy.com

Attorneys for Plaintiff

VERIFICATION

LAURA SEIDL states:

I am the Plaintiff in this action. I have read the foregoing complaint. Pursuant to 28 U.S.C. § 1746, I verify under penalty of perjury that the foregoing is true and correct to the best of my knowledge information and belief formed after reasonable inquiry.

Laura Seidl

Date: July 29, 2008

END